Exhibit 99.1

Trina Solar Announces Appointment of New President of Americas Region and New President of Distributed PV Generation Business Unit

CHANGZHOU, China, October 31, 2014 — Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), a global leader in photovoltaic (“PV”) modules, solutions, and services, today announced the appointment of Mr. Jeff Dorety as president of its Americas Region, effective October 8, 2014, and Mr. Longxing Huang as president of its Distributed PV Generation Business Unit, effective October 27, 2014. Both Mark Mendenhall, the former president of Trina Solar’s Americas Region, and Mr. Haiyan Sun, the former president of Trina Solar’s Distributed PV Generation Business Unit, have left the Company for personal reasons.

Mr. Dorety brings rich management experience to the position, including eight years in the PV industry. Most recently he served as vice president of sales for JA Solar USA, where he was responsible for customer relations, sales, business development and operations for PV modules and cells in North America. Previously, he was global director of sales for BP Solar, in which he was responsible for worldwide module distribution. Mr. Dorety has also worked as director of sales for commercial projects with engineering, procurement and construction (“EPC”) developer, groSolar. Before entering the PV business, Mr. Dorety held a number of senior leadership positions in companies engaged in the telecommunications equipment and mobile wireless industries, such as Lucent Technologies, T-Mobile and AT&T. Mr. Dorety received his BS degree in management from Clemson University.

Mr. Huang brings over 28 years of professional experience, including more than ten years in the solar PV industry. In his previous position as vice president for ShunFeng Photovoltaic International, Mr. Huang was responsible for the company’s distributed generation PV projects business. Prior to ShunFeng, he held various senior roles at Hanwha Solar and Tongwei Solar covering supply chain management, manufacturing and overall corporate operations. His experience covers the entire industry value chain, including wafer, cell and module manufacturing, PV project EPC and project financing. Mr. Huang received his executive MBA degree from the China Europe International Business School.

“We are delighted to have Mr. Jeff Dorety as our new president of Trina Solar Americas Region and Mr. Longxing Huang as the new president of our Distributed PV Generation Business Unit,” said Jifan Gao, chairman and chief executive officer of Trina Solar. “We undertook a rigorous selection process in our search and we are very pleased with our choices. Both Mr. Dorety and Mr. Huang bring a valuable combination of market insight, strategic perspective and team leadership, with a proven ability to drive growth. Their track records make them ideal choices to help Trina Solar achieve robust growth going forward. We believe their impressive experience combined with their passion for excellence will help strengthen Trina Solar’s leading position in the solar industry.”

About Trina Solar Limited

Trina Solar Limited (NYSE: TSL) is a global leader in photovoltaic modules, solutions and services. Founded in 1997 as a PV system integrator, Trina Solar today drives smart energy together with installers, distributors, utilities and developers worldwide. The company’s industry-shaping position is based on innovation excellence, superior product quality, vertically integrated capabilities and environmental stewardship. For more information, please visit www.trinasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance its activities; the effectiveness, profitability and marketability of its products; the future trading of the securities of the Company; the Company’s ability to operate as a public company; the period of time for which the Company’s current liquidity will enable the Company to fund its operations; general economic and business conditions; demand in various markets for solar products; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For further information, please contact:

Trina Solar Limited	Brunswick Group
Teresa Tan, CFO (Changzhou)	Rachael Layfield
Email: teresa.tan@trinasolar.com	Phone: + (86) 10-5960-8600 (Beijing)
Email: trina@brunswickgroup.com

Yvonne Young
Investor Relations Director
Phone: + (86) 519-8517-6878 (Changzhou)
Email: ir@trinasolar.com